

October 27, 2010

Luther E. Proper
President and Chief Executive Officer
Killbuck Bancshares, Inc.
165 N. Main Street
Killbuck, OH 44637

Re: **Killbuck Bancshares, Inc.**
 Form 10-K for the Fiscal Year ended December 31, 2009
 Forms 10-Q for Quarters ended March 31, 2010 and
 June 30, 2010
 File No. 000-24147

Dear Mr. Proper:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief